ISSUER FREE WRITING PROSPECTUS
Dated June 27, 2012
Filed Pursuant to Rule 433
Registration No. 333-169821

AMERICAN REALTY CAPITAL DAILY NET ASSET VALUE TRUST, INC.
FREE WRITING PROSPECTUS

American Realty Capital Daily Net Asset Value Trust, Inc. (the “Company”) filed a registration statement on Form S-11 (including a prospectus) with the SEC on October 8, 2010 and the registration statement became effective on August 15, 2011. This communication relates to such offering. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The final prospectus, dated April 27, 2012, and supplements thereto are available on the SEC Web site at http://sec.gov/Archives/edgar/data/1501745/000114420412024549/v310575_424b3.htm,

http://sec.gov/Archives/edgar/data/1501745/000114420412025425/v311494_424b3.htm,

http://www.sec.gov/Archives/edgar/data/1501745/000114420412030024/v313529_424b3.htm and

http://www.sec.gov/Archives/edgar/data/1501745/000114420412032936/v315101_424b3.htm.

Alternatively, the Company or Realty Capital Securities, LLC, the dealer manager participating in the offering, or any other dealer participating in the offering will arrange to send you the prospectus and/or supplements thereto if you request them by calling toll-free 1-877-373-2522.

The article below was originally published online by SNL on June 25, 2012. The article reported on certain statements made by Nicholas S. Schorsch, CEO and Chairman of the Company’s Board of Directors, Michael Weil, President and a member of the Board of Directors of the Company and Andrew Christos, Executive Vice President of Realty Capital Securities, LLC, the Company’s dealer manager. These statements were made by Messrs. Schorsch, Weil and Christos during an industry conference in New York hosted by Information Management Network on June 21, 2012 and June 22, 2012. No interview was provided to SNL and these statements were taken directly from such conference.

The article was not prepared or reviewed by the Company prior to publication. SNL, the publisher of the article, routinely publishes articles on business news. SNL is not affiliated with the Company, and no payment was made nor was any consideration given to SNL by or on behalf of the Company or in connection with the publishing of the article. Statements in the article that are not attributed directly to Messrs. Schorsch, Weil or Christos represent the author’s or others’ opinions and are not endorsed or adopted by the Company.

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Nontraded REITs still facing fundamental questions

By: Zach Fox

June 25, 2012

Even as nontraded REITs talk of reform, fundamental problems persist.

During an industry conference in New York hosted by Information Management Network on June 21 and 22, there was significant doubt about whether reform was truly imminent, or even on the horizon. Dividend coverage remained a hot topic, and there was speculation that a new product type heralded as an industry savior, the daily NAV, could come up short.

Nontraded REITs have been hammered in recent years amid a litany of lawsuits and negative press.

Daily NAV products have been touted as the new industry standard that will address issues with fees and transparency. However, it became clear at the conference that there is little confidence the products will accomplish those goals.

During the event, Timothy MicKey, managing director of Monument Wealth Management, posed among the most pressing questions related to daily NAVs: If these products are superior to previous nontraded REITs, why is no one buying them?

So far, daily NAVs have raised just $17.5 million. Year-to-date, the top 10 nontraded REITs have raised $3.22 billion, according to data presented at the conference by Kevin Gannon, managing director at Robert A. Stanger & Co.

Andrew Christos, executive vice president of Realty Capital Securities, fielded the question, arguing it was mostly a question of education.

"This is a drastic change, so you have to go through the process of getting the broker/dealers comfortable with it," he said.

Some conference attendees did not buy the argument, telling SNL Financial that broker/dealers were still hawking the old-school products simply because they paid higher commissions.

Those lucrative payouts have a limited lifespan. FINRA has issued a notice that it will require nontraded REITs to report "net pricing" — meaning that sales commissions will be broken out from the per-unit price, thus making fees more transparent to the investor. At that point, conference attendees said, the daily NAV products with little upfront load will become industry standard; until then, broker/dealers will favor products with higher fees.

The industry has been pushing for a July 1, 2014, implementation date for net pricing. Paul Mathews, director of corporate finance for FINRA, said he thought the regulator was "amenable" to that start date.

And there was some doubt among advisers that the daily NAV product even carried lower fees than the traditional product. The daily NAV model also includes increased liquidity, allowing investors to redeem some or all their shares before a liquidity event.

"It's got to be an incredible amount of work to create a daily NAV," MicKey told SNL. "And how much money do they have to spend to create that? And also to be able to create that liquidity? What really wasn't touched on was they have to keep a certain percentage of their assets in liquid assets."

Daily NAV skepticism was not limited to the supposedly lower fees. There were also concerns about the claim that the products offer true transparency.

There is no requirement that the valuation be produced by a third party, a possibility mocked by some attendees.

"In the simplest terms, would you let a student fill out his own report card?" said Michael Weil, president of American Realty Capital.

Further, even when a company uses a third party to produce the NAV estimate, the assumptions used for the properties behind those valuations still are provided by management, Anthony Chereso, president of Factright, pointed out.

Mathews, the FINRA representative, said the regulator did not plan to get too "granular" on the issue of NAV estimates and that "it is not in our consideration to require a third-party appraiser."

Much has been made of the high fees and limited transparency, but dividend coverage is similarly important. Ultimately, the industry needs to prove it has been a responsible steward of investor capital; however, that has been made more difficult by nontraded REITs' widespread failure to cover their dividends.

"To start your life without covering your dividend is a big no-no," Paul Adornato, an analyst with BMO Capital Markets, told conference attendees.

And yet, the industry's top 15 best payout ratios averaged out to 99.6% on a weighted basis, according to the Robert A. Stanger data. Just eight companies had payout ratios below 100%, and some of those names have slashed their dividends from the unsustainable levels investors were initially promised. Further, those ratios use modified FFO, which does not include capital expenditures.

Nicholas Schorsch, CEO of American Realty Capital, called dividend coverage ratios a pressing issue for the industry. He said public REITs will point to poor dividend coverage when bashing the industry, and nontradeds need to employ sustainable dividend policies to head off that threat.

"They're out there saying they're better than us, and they're not," Schorsch said of the public REITs.

The problem is that unsustainable dividends are part of the business plan for some. Broker-dealers sell nontraded REITs as offering an attractive yield of 6% or more, plus the opportunity for growth. However, when starting as a blind pool REIT, a company has no assets and thus limited means of covering the dividend.

Yet there were signs at the conference that not everyone was getting the message. At a session on sustainable coverage ratios, an attendee asked whether there was too much focus on dividends.

"I don't think there's any possibility of that," said Martel Day, president of Independence Realty Securities Inc., adding: "We have so far to go."